Item 77C - Submission of matters to a vote of security holders

1. A Special Meeting of Shareholders ("Meeting") of the Munder Healthcare Fund ("Healthcare Fund"), a series of Munder Series Trust II ("MST II"), was held on February 25, 2011. The Meeting was adjourned until March 23, 2011 in order to permit shareholders further time to respond to the solicitation of proxies. The Meeting was adjourned again until March 31, 2011 to permit further solicitation of proxies and was adjourned a final time until April 6, 2011 to complete the proxy solicitation.

The purpose of the Meeting was to ask shareholders to consider the following proposal, which was more fully described in the Proxy Statement dated January 4, 2011:

Proposal 1. A proposal to approve or disapprove an Agreement and Plan of Reorganization providing for, among other things, (a) the acquisition of all of the assets of the Healthcare Fund by the Munder Growth Opportunities Fund ("Growth Opportunities Fund"), a diversified series of Munder Series Trust, in exchange for shares of the Growth Opportunities Fund and the assumption by the Growth Opportunities Fund of all liabilities of the Healthcare Fund,
(b) the subsequent liquidation, termination, and dissolution of the Healthcare Fund, and (c) the subsequent deregistration of MST II as an investment company and dissolution of MST II.

The results of the votes are set forth below:

Proposal 1	No. of Shares
For		989,751
Against		49,516
Abstain		48,059